FULBRIGHT & JAWORSKI
A REGISTERED LIMITED LIABILITY PARTNE
666 FIFTH AVENUE, 31ST FLOC
NEW YORK, NEW YORK 10103-31
WWW.FULBRIGHT.COM

08000841

JOHANNES K. GÄBEL
PARTNER
JGABEL@FULBRIGHT.COM

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

February 14, 2008

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL

Susan Min
Securities and Exchange Commission
100 F Street NE, Room 3628
Washington, D.C. 20549

Re: Flughafen Wien AG/ Vienna International Airport (the "Company")
File No. 82-3907

Dear Madam or Sir:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

PROCESSED
FEB 22 2008
THOMSON
FINANCIAL

45860311.1

Open For New Horizons. Vienna International Airport

Vienna International Airport: 14.5% passenger growth in January
Further increase in traffic to Eastern Europe with a plus of 29.1%

The sound development of traffic that was recorded throughout 2007 continued into January 2008. The number of passengers rose by 14.5% year-on-year to a total of 1,314,531. Flight movements increased 11.6%, maximum take-off weight grew by 14.5% and cargo was 9.4% higher. The number of local passengers equalled 891,732, which represents an increase of 23.8%.

The positive trend in traffic to Eastern Europe and the Middle East also continued during January. In comparison with January of the previous year, the number of passengers travelling to Eastern Europe and the Middle East rose by 29.1% and 15.4%, respectively.

The Results in Detail	**January 2008**	**Change vs. 2007 in %**
Passengers:	1.314.531	+14,5
Transfer passengers:	419.860	-1,0
Maximum take-off weight (in tonnes):	598.507	+14,5
Flight movements (arrival + departure):	20.912	+11,6
Cargo in tonnes (air cargo and trucking):	20.989	+9,4

For additional information contact: Corporate Communications at Flughafen Wien AG

Michael Kochwalter (+43-1-) 7007-22300
Brigitta Pongratz (+43-1-) 7007-22399
Birgit Fehsler (+43-1-) 7007-22254
Elisabeth Kern (+43-1-) 7007-23000

m.kochwalter@viennaairport.com
b.pongratz@viennaairport.com
b.fehsler@viennaairport.com
e.kern@viennaairport.com
Homepage: www.viennaairport.com

03/08 .... KA/EK .... 14. Februar 2008

END